UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20459

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION:                    AMOUNT OF FILING FEE:
             $25,999,435                                  $5,200

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 500,000 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.24 PER SHARE, THE PURCHASE OF 730,250 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.50 PER SHARE, AND THE PURCHASE OF 702,700 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $15.30 PER SHARE.

        [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party: Not applicable                              Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ] third-party tender offer subject to Rule14d-1.

         [ X ] issuer tender offer subject to Rule 13e-4.

         [   ] going-private transaction subject to Rule13e-3.

         [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Dynex Capital, Inc., a Virginia corporation ("Dynex"), to purchase shares of its Series A preferred stock (the "Series A Preferred Stock"); shares of its Series B preferred stock (the "Series B Preferred Stock"), and shares of its Series C preferred stock (the "Series C Preferred Stock", and collectively, the "Preferred Stock") all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2001 (the "Offer to Purchase"), and the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(B)(i), (a)(1)(B)(ii) and
(a)(1)(B)(iii). Each share of Preferred Stock has a par value $0.01. Pursuant to the Offer, Dynex will purchase up to 500,000 shares of its Series A Preferred Stock at a purchase price of $12.24 per share, up to 730,250 shares of its Series B Preferred Stock at a purchase price of $12.50 per share, and up to 702,700 shares of its Series C Preferred Stock at a purchase price of $15.30 per share (or in each case such lesser number of shares as are properly tendered and not properly withdrawn). The purchase price per share is net to the seller in cash, without interest thereon. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 510,000 shares of Series A Preferred Stock, to 744,855 shares of Series B Preferred Stock, and to 716,754 shares of Series C Preferred Stock.

         All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER          DESCRIPTION

(a)(1)(A)       Offer to Purchase dated May 7, 2001.

(a)(1)(B)(i)    Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)   Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)  Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees May 7, 2001.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated May 7, 2001.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press Release (incorporated by reference to Dynex Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on April 30, 2001).

(a)(2)-(5)      Not applicable.

(b)             Not applicable.

(d)             Not applicable.

(e)             Not applicable.

(g)             Not Applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        DYNEX CAPITAL, INC.



                                        By:  /s/ Thomas H. Potts
                                        ------------------------
                                         ........Thomas H. Potts
                                         ........President

Dated: May 7, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION

(a)(1)(A)       Offer to Purchase dated May 7, 2001.

(a)(1)(B)(i)    Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)   Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)  Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees May 7, 2001.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated May 7, 2001.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press Release (incorporated by reference to Dynex Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on April 30, 2001).

(a)(2)-(5)      Not applicable.

(b)             Not applicable.

(d)             Not applicable.

(e)             Not applicable.

(g)             Not Applicable.